Exhibit 99.1

Corporate Communications

CNH Industrial N.V. announces signing of a Euro 1.75 billion 5 year committed revolving credit facility

Basildon, November 21, 2014

Today CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) signed a Euro 1.75 billion 5 year committed revolving credit facility, intended for general corporate purposes of the Company. The facility will replace an existing 3 year Euro 2 billion facility due to mature in February 2016. Favourable market conditions and strong support by key relationship banks allowed CNH Industrial to improve the existing terms and extend the maturity of the facility.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact: Corporate Communications Email: mediarelations@cnhind.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom